Invest in Element Apothec

The Trustworthy CBD Body Care and Wellness Brand
Conscious Consumers are Demanding



f ⃝ ELEMENTAPOTHEC.COM LOS ANGELES CA | Main Street | Retail | PBC and B Corps | Female Founder | B2C |

Why you may want to invest in us...

1. Ground floor investment opp in an early-stage disrupter with exponential growth potential in a rapidly emerging market

2. HUGE market upside with an anticipated expansion to $22B with $3.5T total market reach and 240+ million new customers

3. Market-leading products with THC-free broad spectrum hemp extract containing CBD, CBG, and CBN

4. Exclusive CBD provider to VerdePharmHealh, a fast-growing medical GPO with thousands of medical clinics

5. A Public Benefit Corp with CertClean Certification dedicated to the highest standards of transparency and trust

6. Secured distribution through multiple online marketplaces and retail locations

7. Team and Advisory Board with more than 60 years in CPG, e-comm, healthcare, life sciences & cannabis

8. Innovative, effective formulas with oversight from medical and scientific pros.

Why investors ❤ us

WE'VE RAISED $66,913 SINCE OUR FOUNDING



The primary reason I chose to invest in Element Apothec is because I believe in the Founders and their mission. Davina and David are incredibly determined entrepreneurs who are truly passionate about health and wellness. They have created the cleanest, most effective line of cannabinoid consumer products that I have ever seen. The Element Apothec products don't contain any of the 1,400 chemicals and ingredients banned in the European Union and Canada. It is an honor to be able to invest in a company that is positively impacting the lives of its customers around the world. I truly believe in Element Apothec, and I look forward to watching it outshine the other CBD companies out there.

read less

Hayden Fulstone



LEAD INVESTOR INVESTING $10,000 THIS ROUND

This is a company vision that has legs. Clean products that actually work for you how they should, unique and effective formulations, and founders who care. Ok, I'll stop making an ad here, excited for this company's future!

Dustin Lien
CEO, JumpX Marketing

SEE MORE

Our team



Davina Fernholtz
Co-Founder & Chief Executive Officer
Seasoned entrepreneur with over 20 years experience in B2C, tech, and recruiting sectors. Experienced with startup strategy development, leadership, and organizational development.





David Crowther
Co-Founder & Chief Operations Officer
After working for years on some of the biggest movies around (Titanic, True Lies) David formed his own film production company crafting powerful marketing content for top brands. Additionally, he has guided several consumer products to market.





Swathi Varanasi
Chief Scientific Officer
Dr. Swathi Varanasi is an integrative health pharmacist, cannabis expert, clinical researcher, natural medicines educator, and content contributor for print & online publications.



SEE MORE

In the news













Downloads

Pitch Deck - Element Appthec - 2021.pdf

Element Apothec. The trustworthy brand conscious consumers are demanding.

Suddenly doing good is more important than ever — and there are more truly good humans stepping up than ever before — it's truly inspiring. From racial and social equality to holding companies responsible for their actions, we're a society on the move to better. And doing better is what we need your help to do.

We're Element Apothec. And while there are other companies churning out low-quality CBD body care and wellness products filled with harmful ingredients, with zero innovation, no medical oversight, and no transparency, we're aiming for better. Much, much better.

Consumers are yearning for a brand they can trust and Element Apothec is that brand.

We have created clean, safe and effective products with medical oversight and are committed to complete transparency. Our "Never, Ever Promise" is our commitment to the consumer that we will never, ever use any questionable or banned ingredients in any of the

consumer that we will never, ever use any questionable or banned ingredients in any of the products we create. We are leading the market with innovative formulations utilizing CBD, other phytocannabinoids and plant-based remedies. As a Pending B Corp and 1% For The Planetwe are dedicated to truly bettering the world around us. This includes sustainability and our pledge to not impact the environment.

So, why Element Apothec? Trust. Plain and simple.



We were born in a kitchen, not a lab.

Nearly a decade ago, our co-founder (our current CEO calls her, "Auntie") was suffering from several debilitating medical issues and a realization — the products she depended on didn't seem to be doing the job.



For the next several years, she immersed herself in the science of plant-based remedies, crafting formulations that helped soothe her symptoms and give her the relief she had sought, ultimately leading to the creation of more than 40 custom products for herself and others— lotions, balms, oil rollers, inhalers, bath salts and more.



At a time of increased stressors and negative environmental and lifestyle factors, we're bringing this prolific and successful, home-based business, from the kitchen to the world. Rebranding and expanding, adding serious science to our mantra of "clean," we're driving the standard we call, Clean/Science. It's all in an effort to offer these amazing and highly-effective products on a larger scale in order to help many more people experience their life-changing benefits.

Introducing: Element Apothec.

Introducing: Element Apothec.

Consumers don't know who, or what, to trust...

There are currently more than 1,400 toxic or harsh ingredients, banned in the EU and Canada, yet still widely used in the U.S. beauty, wellness, and supplement markets. Why? Money?

Maybe. After all, consumers are anxious to experience the promise of CBD and Phytocannabinoids — and when demand is this high, corners can be cut. Some use questionable, cheap ingredients to maximize profits. Some even buy "white label" products, simply adding a logo and packaging to products available to anyone. Few partner with medical professionals to provide oversight to their products. At best, these practices are short-sighted and careless. At worst, they're dangerous with long-lasting, harmful effects.



The beauty and wellness industries have abandoned their customers in the name of higher profits. Element Apothec aims to change that.

Why Element Apothec? Why Now?

Element Apothec's mission is to create products that actually help the consumer and are safe for both the user and the environment. Our products are superior to anything we've seen in the market. They're safe and effective. We hold ourselves accountable to unparalleled standards of safety and quality. We have transparency at every level.

In the end, quality and trust wins.


APOTHEC

Our product formulations are truly unique, utilizing a proprietary blend of THC-free, hemp-derived Phytocannabinoids CBD, CBN and CBG, essential oils, and natural ingredients to provide soothing relief.




ELEMENT APOTHEC
CALM
COOL
COLLECTED
500mg
ESSENTIAL
OIL
INFUSED
BROAD
SPECTRUM
HEMP OIL

We believe consumer education is key. That's why we plan to educate consumers about making the best possible decisions when it comes to their health and wellness. We're creating a platform to share information about the numerous therapeutic benefits of Phytocannabinoids and other plant-based ingredients.


All Organic
All Natural
100% Plant-Based
Cruelty Free
No Chemicals
No Toxins
No THC
No Bad Stuff. Period.

As an early-stage investor, you have the opportunity to back a company with huge market growth potential. With the convergence of the emerging hemp/CBD market, natural wellness and clean beauty movements, need for sustainable practices, and consumer desire for evidence-based products, the time is now for Element Apothec — and you.

Superior CBD | Quality + Integrity + Proprietary Process

Using advanced, all-natural, and proprietary extraction and refinement methods allow us to deliver quality, all-natural cannabinoids that are free from pesticides, chemicals, and other "junk" materials commonly found in today's CBD products. The proprietary extraction method used is a sustainable, natural process that eliminates the need for chemicals as well as any byproduct of environmental waste created by traditional extraction methods.


CH3
OH
C3H
C3H
HO
CH3
CBD

We use an advanced chromatography process that delivers true broad-spectrum CBD and other phytocannabinoids with non-detectable THC* levels and are free of pesticides, heavy metals and residual solvents.

All our phtyocannabinoids are manufactured with the same best practices for quality and safety as every other food ingredient manufacturer, including complete compliance with GFSI and GMP recognized standards, ensuring our customers have the highest quality, CBD in their products.

As determined by independent testing with leading U.S. laboratories.

MARKET OPPORTUNITY

Element Apothec has a keen understanding of current market dynamics and drivers, and we are well positioned to lead the projected $22+ billion market materializing through 2023 (Brightfield Group).

Below are key drivers and opportunities we believe will affect market and brand outcomes:

- Projected U.S. Sales of Hemp-Based Products to reach $22 billion by 2022

- Projected $3.5 Trillion Wellness Market Size by 2022

- 240+ million new/ underserved consumers are coming to market now

- The current market is fragmented - 1000+ existing brands and no true brand leader

- Regulatory & cGMP challenges will weed out inexperienced players

- Current brands are highly risk-averse and NOT innovating

- Savvy consumers increasingly realizing the benefits of Phytocannabinoids and clean beauty



Products and Innovation

Element Apothec's products are disruptive and unique to the Hemp/CBD space - our Chief Product Officer, Lola Daleo along with our Chief Science Officer, Dr. Swathi Varanasi, and Advisory Board Member, Dr. Marvin Singh, bring 25+ years of product innovation, integrative medicine, pharmacology, and alternative medicine experience to the Element Apothec brand.



The Element Apothec line contains innovative body care, beauty, and wellness products that are natural and organic, Phytocannabinoid-infused and plant-based, utilizing the healing powers of nature coupled with scientific innovation.

BODY CARE AND BEAUTY: Crafted from nourishing oils and plant-based ingredients

BODY CARE AND BEAUTY: Crafted from nourishing oils and plant-based ingredients, our skin care delivers naturally powerful results — moisturizing skin, softening lines and wrinkles, and soothing common skin ailments like eczema and psoriasis.

WELLNESS: Promoting a whole-body approach to wellness, our tinctures and topicals are crafted to enhance wellbeing, provide relief from daily stressors and allow for even deeper relaxation. Each formula harnesses the natural restorative power of Phytocannabinoids and plant-based oils to aid in sleep, anxiety, digestion, fatigued muscles and joints, and so much more.

PHASE 1 PRODUCTS

With 7 SKUs in our *Phase I* (Q4 2020) launch and many more SKUs in various formats (tinctures, topicals, capsules, and nutraceuticals) across multiple consumer categories (body care, wellness, athletic care, sports nutrition, etc.) ready for *Phase II* and beyond — combined with out unique brand position, Element Apothec is poised and primed to be the next big disruptor in the health, wellness and clean beauty markets.


ELĒMENT APOTHĒC
NOURISH LOTION
1000mg
CALM COOL COLLECTED
1500mg
ELĒMENT APOTHĒC RELIEF
BELLE VISAGE
500mg
REST RELAX RECOVER
1500mg
500mg

Phase I products include:

Relief Balm - With its beneficial oils and active botanicals our Relief Balm provides soothing comfort and supports pain relief

Nourish Lotion - Infused with healing essential oils and phytocannabinoid-rich hemp oil, Element Apothec Nourish Lotion is a lightweight and luxurious body lotion formulated to repair and rejuvenate your skin's natural beauty as it soothes and moisturizes

Bella Visage Face Serum - Intense hydrating and moisturizing face serum, filled with healing and beneficial botanicals, naturally supports the skin while combating environmental stressors

Calm Cool Collected Tincture - Great tasting tincture supporting relaxation and the relief of anxious and stressful feelings

Rest Relax Recover Tincture - Encouraging total relaxation, this tincture boosts recovery and supports healthy sleep and rebalance

Marketing and Sales Strategy

We will be taking a multi-pronged approach to our sales and marketing strategy.

- **Direct-to-Consumer**: Sell direct-to-consumer via our e-commerce website, and social media sites.. Additionally we will offer a monthly subscription plan to increase long-term customer value.

- **Omni-Channel Sales**: Placement with specialty retailers, wellness stores, big box stores, salons, hotels, dispensaries, holistic practitioners, and day spas. We have multiple locations throughout the West ready to receive product.

- **Thought Leadership and Education**: Advocate for safer consumer products by creating informative and educational posts and videos, establishing a platform to empower the consumer.

- **Social Impact**: Public Benefit Corporation, pledging 1% of sales to research and personal

- **Social Impact**: Public Benefit Corporation, pledging 1% of sales to research and personal care product safety policy change. Discounts for veterans and disabled customers, creating better accessibility.
- **Influencer Marketing**: Utilizing a variety of platforms to influence brand awareness and customer purchase behavior - targeting our ideal customers based on product line differentiation - creating a go-to Phytocannabinoid brand and reaching a wider, targeted audience.
- **Traditional Marketing Channels**: Email and direct mail campaigns, PR, loyalty and referral programs, affiliate programs, and more.

Our Customers

We look at our customers from a psychographic perspective. Our customers want to take (better) care of themselves and live better lives. This means wanting better sleep, less tension, better recovery after exercise, relief from daily stressors - both physical and emotional, or simply desiring to look their best.


ELEMENT
APOTHEC

They want products that improve their lives without harmful effects. They're educated or want knowledge to better understand that what goes on their bodies is just as impactful as what goes *in* their bodies. They want a company they can trust.

Clean Beauty and Clean Wellness isn't just a trend; it's a movement that impacts virtually every element of the beauty and wellness industry. Modern consumers are better informed and are demanding transparency.

Traction and Milestones

Current Traction includes launch of D2C sales via our website, retail partnerships with **StoreyLine** and **Miss Grass** marketplaces, and contracts with **VerdePharmHealth** Medical GPO, **Showcase** by CalEthos, and **Showfields** in Miami and New York; strong social media following with a robust influencer base and growing Brand Ambassador Program.

Current Milestones include building a talented and knowledgable business advisory board with over sixty years of combined experience; medical advisory board with top, respected integrative medical practitioners; confirmed commitment for inclusion in subscription box service focused on wellness; retained the services of leading marketing and PR agencies; launched with 7 SKUs.

Future Milestones include the launch of 2-3 new products per year; develop new, innovative products in coordination with our medical team; secure additional retail locations including big box and mass retail; add additional 1-2 subscription box service; continue to build out our management and advisory teams; continue to develop a robust consumer knowledge base, community, and educational platform.

Use of Funds

We are raising a convertible note of up to $500,000 at a market cap of $4M. We will use the funds for: Product Inventory, Marketing, General Operating Costs, Business Development (incl. R&D), and WeFunder Fees


BizDev
12%
Marketing
30%



Operating Costs
10%

Fees
8%

Inventory
40%

Executive Summary

Element Apothec, Inc., founded in 2020, is a Delaware Public Benefit Corporation startup operation with four entrepreneurial founders who have established our unique brand, IP portfolio (including proprietary formulas, domains, and trademarks) and a full infrastructure from operations to finance. We have a team with decades of e-commerce, branding, marketing, human resources, executive leadership, operational management, integrative medicine, pharmacology, fitness, and CPG experience and are poised to become a market-leading brand in the soon-to-be $22+ billion-dollar Hemp/CBD industry*.

*Source: Brightfield Group

Investor Q&A

— COLLAPSE ALL

What does your company do? ˅
Element Apothec develops, formulates, and sells all-natural, plant-based body care and wellness products infused with beneficial phytocannabinoids.

Where will your company be in 5 years? ˅
In five years Element Apothec will be a leader in the phytocannabinoid wellness space with sales over $350 million. At that point we would look to a strategic acquisition by a large, multinational brand, giving us the working capital and reach to extend our product lines and boost customer accessibility.

Why did you choose this idea? ˅
Element Apothec was conceived with the idea to help as many people as possible to live better, healthier lives. Our mission to create safe and effective body care and wellness products looks to disrupt and change, for the better, an industry that has abandoned responsibility for their consumers' wellbeing and health.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ˅

The "clean beauty" movement has been developing over the past several years. A growing awareness among consumers for the need for toxic-free products has spawned many brands who purport to embrace this movement. However, there is still much to be done to clean up the wellness and body care industry. This, coupled with the legalization of hemp-derived products, has created an opportunity to create clean, effective, and beneficial hemp-based products that few are capitalizing on.

How far along are you? What's your biggest obstacle? ˅

We are poised and ready to launch. Formulations are complete, suppliers identified, manufacturers secured, package design complete, e-commerce site built, retail commitments secured. Our biggest obstacle at this time is the funds needed to pay for our initial inventory, marketing and PR efforts.

Who competes with you? What do you understand that they don't? ˅

There are many companies (most are relatively new) who are vying for position in this space. Most are in it for the "CBD Gold Rush," pushing out low-quality, ineffective products as fast as they can. In their rush to capitalize on this emerging market, they (like the beauty industry, in general) has forgotten about their primary purpose: help the customer. They're using dangerous, toxic ingredients in their products, cutting corners on product quality, and/or developing ineffective and generic products. At Element Apothec, the customer is our primary concern. We have developed a comprehensive line of innovative, all-natural products that combine science with the healing power of nature. We believe that the value associated with being a clean product company that believes in the purity of all-natural ingredients will allow us to quickly create a loyal customer base.

How will you make money? ⌄

With a booming hemp-based CBD product market projected to reach $22 billion by 2022 and a total addressable market in the wellness space exceeding $3.5 trillion by 2022, Element Apothec is poised for exponential growth. Customers pay a premium for high-quality, all-natural products. And, with retail margins on our products ranging from 75-85% and wholesale margins at 60-70%, our path to profitability is clear.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Low market adoption, increase in raw material costs, lack of clear federal guidelines in the hemp industry, and lack of consumer education regarding the benefits of THC-free, hemp-derived phytocannabinoids are all risks Element Apothec faces. Failure would result if we don't have the funds to implement the marketing and PR initiatives we have developed, remain vigilant to the ever-changing cannabis and hemp industry regulations, and continue developing our customer education platform.

How will you use funds from crowdfunding and equity raise? ⌄

The funds will be used to launch our Phase 1 products. This includes the costs of manufacturing, implementing our marketing and PR plans, retaining additional team members and/or advisors, and other operational needs.

What keeps you up at night about the business? ⌄

Each day that passes that we're not in market keeps us up at night. How can we overcome the challenges with funding to get our products into the hands of the people that need them so badly right now and in the future? With the advent of COVID-19 and a post-COVID world, our products are especially relevant and needed. Other, on-going concerns for us include the future of FDA regulations that may affect us and the political landscape and the acceptance of CBD products.

What is a Certified B Corporation and are you certified? ⌄

To quote the B Corp website, "Certified B Corporations are a new kind of business that balances purpose and profit. They are legally required to consider the impact of their decisions on their workers, customers, suppliers, community, and the environment. This is a community of leaders, driving a global movement of people using business as a force for good."
Only companies who have been in operation for at least 12 months may be certified as a B Corporation.
However, to have the ability to signal to stakeholders like investors, board advisers, employees, and prospective clients that perspective companies are on track to certifying as a B Corp., the Pending B Corp status was developed to help those early stage companies make that commitment count.
Element Apothec is currently registered as a Public Benefit Corporation and is in the process of becoming a Pending B Corp.

What other certifications do you have or are in the process of obtaining? ⌄

Some of the certifications were are pursuing are EWG Certified, the Leaping Bunny Program, NPA Natural Seal, Naturally Sephora, and others.

Are your products USDA Organic Certified? ⌄

The short answer is, "no". The long answer is that the USDA Organic Certification isn't what it used to be. Understand that we believe it is still a very good indicator of a company's quality and commitment to healthy products. However, the bureaucracy and red tape companies face when applying for USDA Organic status as well as the high cost of entry, make it prohibitive for some entities to obtain the certification. What this means is that not all companies are able to receive certification, even if they meet or exceed all of the requirements. At Element Apothec, we source our ingredients from suppliers who not only practice sustainable and organic farming/cultivation techniques but also go above and beyond the "Organic" title in terms of ethical and environmental practices. We only partner with companies and suppliers who are dedicated to making a positive impact in the world. So, while we may not currently have the USDA Certified Organic seal on our products (it may be something we explore in the future as our product line develops) we are confident that they meet or surpass the quality of any products on the market today.

How has your company responded or pivoted as a result of COVID-19? ˅

At Element Apothec, we know that our products are an essential addition to the COVID-19 and Post-COVID-19 market place. With increased anxiety and fear in our society the products we create will help address issues of sleeplessness, stress, chronic pain and inflammation, and more. In response to the pandemic we have stepped up our efforts to bring our products to market, working tirelessly to establish the supply chain and logistics needed to launch. In addition, we are in the process of bolstering our online sales platform and marketing to reflect that shift. Because we know our products can help in this time of need we are doing everything we can to get them into the hands of those who need it most.

Is CBD legal? Is it ok to invest in Element Apothec from a legal standpoint?
˅

With the passage of the 2018 Farm Bill, hemp-derived products such as CBD were legalized on a federal level. It is completely legal to invest in a company that sells hemp-derived CBD products like Element Apothec.